MECHEL REPORTS 1Q 2012 OPERATIONAL RESULTS

Moscow, Russia – April 27, 2011 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces Q1 2012 operational results.

Production and sales for Q1 2012

Production:

Product name	Q1	2012, thousand	Q1	2011, thousand	Q1	2012 vs Q1 2011,
	tonnes	tonnes		%
Coal (run-of-mine)	6,413	5,985		+7

Pig iron	1,023	1,013		+1

Steel	1,655	1,588		+4

Product sales:

Product name	Q1	2012, thousand	Q1	2011, thousand	Q1	2012 vs Q1 2011,
	tonnes	tonnes		%
Coking coal concentrate	3,181	2,803		+14

Including coking coal	628	825		-24
concentrate supplied to Mechel enterprises

PCI	503	138		+265

Anthracites	614	488		+26

Including anthracites	58	84		-31
supplied to Mechel enterprises

Steam coal	1,504	1,855		-19

Including steam coal	355	459		-23
supplied to Mechel enterprises

Iron ore concentrate	1,118	1,068		+5

Including iron ore	150	462		-68
concentrate supplied to Mechel enterprises

Coke	889	899		-1

Including coke	669	576		+16
supplied to Mechel enterprises

Nickel	4.2	3.6		+19

Including nickel	0.6	1.2		-49
supplied to Mechel enterprises

Ferrosilicon	18	23.9		-25

Including ferrosilicon	7.2	6.9		+5
supplied to Mechel enterprises

Chrome	17.2	11.3		+52

Including chrome	2.5	3.3		-26
supplied to Mechel enterprises

Flat products	214	189		+14

Including those	141	125		+13
produced by third parties

Long products	937	837		+12

Including those	196	168		+16
produced by third parties

Billets	540	681		-21

Including those	268	480		-44
produced by third parties

Hardware and welded	213	207		+3
mesh

Including those	11	9		+15
produced by third parties

Forgings	18	15		+21

Stampings	28	27		+5

Electric power	1,213,029	1,150,318		+5
generation (thousand kWh)

Heat power generation	3,140,876	2,704,464		+16
(Gcal)

Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the company’s Q1 2012 operational results:

“In the mining segment, despite a temporary halting of mining at Southern Kuzbass Coal Company OAO’s New-Olzherassk and Sibirginsk mines, production of run-of-mine coal throughout Mechel Group grew by 7% compared to the same period last year, with sales of coking coal up by 14% and sales of anthracites up by 26%. Our strategy of increasing production and sales of high value-added products resulted in a 256-percent increase in PCI sales and a 19-percent decrease in steam coal sales.

“This year Mechel continued to expand its mining division’s resource base and won subsoil licenses for Southern Yakutia’s Sutamsky and Sivaglinsky iron ore deposits with reserves estimated at 1.38 billion tonnes under Russian standards. These licenses will enable us to profit more fully from these deposits’ proximity to both Yakutugol Holding Company OAO’s existing assets as well as the Elga coal deposit’s transport, production and social infrastructure which is currently being built.

“In the steel division, steel and pig iron production showed stable growth. The sales volume for long and flat rolls increased by 12% and 14%, respectively, due to our service and sales network Mechel Service Global’s expanding client base. The decrease in billet sales in the first quarter of 2012 compared to the same period last year was due to shrinking the share of products produced by third parties, Mechel’s traditional partners.

“In the ferroalloys division, several positions showed improvement in the first quarter of 2012 relative to the same period last year. Chrome sales in the first quarter increased by 52% due to a production boost at Tikhvin Ferroalloy Plant as iron ore’s structural content improved. Nickel production remained stable, with the increase in sales volumes largely due to ownership transfer periods. Modernization and equipment replacement at Bratsk Ferroalloys Plant led to a temporary decrease in ferrosilicon production. At the same time, in March 2012 the plant launched a reconstructed ferroalloy electric furnace, which will enable the enterprise to successfully increase production as early as this year’s second quarter.

“In the power division we consistently met our internal needs in electricity and heat as well as the growing demand on the external markets. Through modernization and implementation of advanced management practices for the production process, we improved the efficiency of our most important power assets.

“On the whole, the results of 2012’s first quarter show positive dynamics. Thanks to our program of modernization and cost-cutting, production and sales of our key products increase and the company’s position on the market is further consolidated.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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All production and sales figures are preliminary and may be adjusted.
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.